            As filed with the Securities and Exchange Commission on May 16, 2001
                                                      Registration No. 333-80925

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                              STATION CASINOS, INC.
             -------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Nevada                                        88-136443
------------------------------------              -----------------------
  (State or other jurisdiction                       (I.R.S. Employer
of incorporation or organization)                   Identification No.)

                2411 West Sahara Avenue, Las Vegas, Nevada      89102
                                 (702) 367-2411
               (Address of principal executive offices)       (Zip code)
               Registrant's telephone number, including area code

                              STATION CASINOS, INC.
                           STOCK COMPENSATION PROGRAM
                              (Full Title of Plan)
                               -------------------
                              GLENN C. CHRISTENSON
                              Station Casinos, Inc.
                             2411 West Sahara Avenue
                             Las Vegas, Nevada 89102
                                 (702) 367-2411
                               -------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

                            KENNETH J. BARONSKY, ESQ.
                       Milbank, Tweed, Hadley & McCloy LLP
                      601 South Figueroa Street, 30th Floor
                          Los Angeles, California 90017
                                 (213) 892-4000
                             ----------------------

Registration fee previously paid with Form S-8 filed on June 2, 1993.

                                EXPLANATORY NOTE

     This Post-Effective Amendment No. 1 on Form S-8 is being filed to amend the Form S-8 filed by Station Casinos, Inc. on June 2, 1993, as amended on September 13, 1996 and June 17, 1999, in connection with its Stock Compensation Program. This Amendment is being filed to include a reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3 as well as to update information in Part II.

                               REOFFER PROSPECTUS

                              STATION CASINOS, INC.


                        5,709,222 Shares of Common Stock
                           ($.01 par value per share)

     The stockholders listed on page 7 intend to sell 5,709,222 shares of common stock.

     Our common shares are traded on the New York Stock Exchange under the symbol STN. On May 14, 2001 the closing price of our common shares as reported on the New York Stock Exchange was $14.60 per share. Our principal executive offices are located at 2411 West Sahara Avenue, Las Vegas, Nevada 89102, and our telephone number is (702) 367-2411.

                       -----------------------------------
                         THIS INVESTMENT INVOLVES RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
                       -----------------------------------

     Neither the SEC nor any state securities commission has approved or disapproved these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. None of the Nevada Gaming Commission, the Nevada Gaming Control Board or any other gaming authority has approved or disapproved of these shares or passed upon the adequacy or accuracy of this prospectus.

                 The date of the this prospectus is May 16, 2001

                                TABLE OF CONTENTS

                                                                            PAGE
RISK FACTORS..............................................................     3
USE OF PROCEEDS...........................................................     7
SELLING STOCKHOLDERS......................................................     7
PLAN OF DISTRIBUTION......................................................     8
AVAILABLE INFORMATION.....................................................     8
INCORPORATION BY REFERENCE................................................     9
SIGNATURES................................................................  II-1


         You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. Neither Station Casinos, Inc. nor any of the selling stockholders has authorized any other person to provide you with information different from that contained in this prospectus.

         The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

         Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

         The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.

         This prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the SEC and the following:

         financial market risks;

         the ability to maintain existing management;

         integration of acquisitions;

         competition within the gaming industry;

         the cyclical nature of the hotel and gaming businesses;

         economic conditions;

         development and construction risks; and

         regulatory matters and litigation.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  RISK FACTORS

         You should carefully consider the following factors and the other information in this prospectus before making an investment in the shares.

THE GAMING INDUSTRY IS A HIGHLY COMPETITIVE INDUSTRY

         There is intense competition among companies in the gaming industry. We have numerous competitors, including land-based casinos, dockside casinos, riverboat casinos, casinos located on Indian reservations and other forms of legalized gaming. Many of our competitors have greater resources than we do. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming in designated areas. Legalized casino gaming in these states and on Indian reservations will increase competition and could adversely affect our operations, particularly to the extent that such gaming is conducted in areas close to our operations. Proposition 1A, a California ballot initiative passed by voters in California in March 2000, permits Indian tribes who enter into agreements with the State of California to conduct gaming activities including slot machines, banking and percentage card games (including 21), and lottery games. There are currently nearly 60 California Indian tribes that have entered into agreements with the State of California. We are not certain how gaming on California Indian reservations will affect us; however, because visitors from California make up Nevada's largest visitor market, increased competition from Indian gaming may cause a decline in our revenues and may have a negative impact on our business.

         Our casinos compete with other casinos and hotels in the Las Vegas area, including with each other and, to a lesser extent, with other legalized forms of gaming and gaming operations in other parts of the State of Nevada, on Indian reservations and in other parts of the United States and in other parts of the world.

         Our properties face more direct competition from 35 nonrestricted gaming locations primarily targeted to the local and the repeat visitor markets. Some of these competitors have completed expansions and existing competitors and new entrants into these markets are in the planning stages or under construction on other projects. Although the Company has competed strongly in these marketplaces, there can be no assurance that additional capacity will not have a negative impact on the Company.

         Our properties face competition from all other casinos and hotels in the Las Vegas area, including to some degree, from each other. In addition, our properties face competition from all smaller nonrestricted gaming locations and restricted gaming locations (locations with 15 or fewer slot machines) in the greater Las Vegas area. As of December 31, 2000, there were 1,324 restricted gaming locations with a total of 12,946 slot machines. The Company competes with other locals oriented hotel/ casinos by focusing on repeat customers and attracting these customers through innovative marketing programs. The Company's value-oriented, high-quality approach is designed to generate repeat business. Additionally, our properties are strategically located and designed to permit convenient access and ample parking, which are critical factors in attracting local visitors and repeat patrons. Currently, there are approximately 32 major gaming properties located on or near the Las Vegas Strip, 14 located in the downtown area and several located in other areas of Las Vegas. Major additions, expansions or enhancements of existing properties or the construction of new properties by competitors, could also have a material adverse effect on the businesses of our properties. The additional capacity has had little, if any, impact on our properties' hotel occupancy or casino volume to date, although there can be no assurance that hotel occupancy or casino volume will not be adversely affected in the future.

CONSTRUCTION RISKS

         We have commenced construction of the next phase of expansion at Santa Fe Station and have commenced construction of Green Valley Ranch. The expansion at Santa Fe Station is expected to be completed in the third quarter of 2001 and the construction of Green Valley Ranch is expected to be completed in the fourth quarter of 2001. We evaluate expansion opportunities as they become available, and we may in the future develop projects in addition to the projects described in this prospectus.

         Construction projects, such as the expansion of Santa Fe Station and the construction of Green Valley Ranch, entail significant risks, including:

-   shortages of materials or skilled labor;
-   unforeseen engineering, environmental or geological problems;
-   work stoppages;
-   weather interference;
-   floods; and
-   unanticipated cost increases.

         The anticipated costs and construction periods are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. The existing construction plans for the Santa Fe Station and Green Valley Ranch projects may change, and the scope of the projects may vary significantly from what is currently anticipated. Although we have entered into certain firm contracts for construction of the Green Valley Ranch project and the Santa Fe Station project, we cannot be sure that we will not exceed the budgeted costs of these projects or that the projects will commence operations within the contemplated time frame, if at all. Budget overruns and delays with respect to expansion and development projects could have a material adverse impact on our results of operations.

WE MAY EXPERIENCE DIFFICULTY INTEGRATING OPERATIONS OF OUR ACQUIRED COMPANIES AND MANAGING OUR OVERALL GROWTH

         We may not be able to manage the combined operations of Station Casinos, Inc. and Santa Fe Station, Fiesta, The Reserve Hotel & Casino and future acquired companies or properties effectively or realize any of the anticipated benefits of the acquisitions, including streamlining operations or gaining efficiencies from the elimination of duplicative functions. The integration of Santa Fe Station, Fiesta, The Reserve and other companies or assets will require continued dedication of management resources and may temporarily detract attention from our day-to-day business.

         In addition, because we plan to continue to pursue expansion and acquisition opportunities, we face significant challenges not only in managing and integrating the operations of Santa Fe Station, Fiesta and The Reserve, but also in managing our expansion projects and any other gaming operations we may acquire in the future. Management of these new projects will require increased managerial resources, and we intend to continue our efforts to enhance our gaming management team. However, there can be no assurances that we will succeed in doing so. Failure to manage our growth effectively could have a material adverse effect on our operating results.

DEPENDENCE ON KEY MARKETS

         Our operating strategy emphasizes attracting and retaining customers from the local and repeat visitor market. All of our properties are dependent upon attracting Las Vegas residents. We cannot be sure that we will be able to continue to attract a sufficient number of guests, gaming customers and other visitors in Nevada to make our operations profitable.

OTHER ACQUISITION AND DEVELOPMENT OPPORTUNITIES

         We regularly evaluate and pursue new gaming acquisition and development opportunities in existing and emerging jurisdictions. These opportunities have in the past, and may in the future, take the form of joint ventures. To the extent that we decide to pursue any new gaming acquisition or development opportunities, our ability to benefit from such investments will depend upon a number of factors, including:

- our ability to identify and acquire attractive acquisition opportunities and development sites;

- our ability to secure required federal, state and local licenses, permits and approvals, which in some jurisdictions, are limited in number;

-    certain political factors;

- the availability of adequate financing on acceptable terms (including waivers of restrictions existing credit arrangements); and

- our ability to identify and develop satisfactory relationships with joint venture partners.

         Most of these factors are beyond our control. Therefore, we cannot be sure that we will be able to recover our investment in any new gaming development opportunities or acquired facilities, or successfully expand to additional locations.

         We have invested, and will likely continue to invest, in real property in connection with the pursuit of expansion opportunities. At December 31, 2000, we owned land that cost $97.9 million and is available for potential gaming projects in jurisdictions where gaming has been approved. Currently, we have leased, purchased or have options to purchase 290 acres of land for development of six additional gaming sites in the Las Vegas Valley. On April 19, 2000, we announced that we had leased, with an option to purchase, a 34-acre parcel in North Las Vegas near the intersection of Martin Luther King, Jr. Drive and Craig Road. In order to maintain gaming entitlements on the Craig Road property, we would be required to complete development of the facility prior to the end of 2002. We are evaluating the size, timing and scope of the project on the Craig Road property.

         These investments are subject to the risks generally incident to the ownership of real property, including:

-    changes in economic conditions;

-    environmental risks;

-    governmental rules and fiscal policies; and

-    other circumstances over which we may have little or no control.

         The development of such properties is also subject to restrictions under our revolving credit facility. We cannot be sure that we will be able to recover our investment in any such properties or be able to prevent incurring investment losses.

GAMING AND LIQUOR REGULATION

         The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The state of Nevada and the local authorities require us to hold various licenses, findings of suitability, registrations, permits and approvals. The Nevada Gaming Commission may, among other things, limit, condition, suspend or revoke a license or approval to own the stock of any of our Nevada subsidiaries for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved. The suspension or revocation of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business.

         To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Nevada law, and we cannot be sure that any new licenses, findings of suitability, registrations, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. Any expansion of our gaming operations in Nevada or into new jurisdictions will require various licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly and has no assurance of success.

         Gaming authorities have the authority generally to require that any beneficial owner of our securities file an application and be investigated for a finding of suitability. If a record or beneficial owner of our securities is required by any gaming authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request of such gaming authority or within such earlier time prescribed by such gaming authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

         The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including the following:

-    quarterly variations on our operating results;

- actual or anticipated announcements of new openings of locations, products or services by us or other business partners or competitors;

-    announcements of innovations by us or our competitors;

- investor perception of our business prospects or the gaming industry in general;

-    changes in analysts' estimates of our financial performance;

-    general conditions in the markets in which we compete; and

-    worldwide economic and financial conditions.

         The stock market has also experienced extreme price and volume fluctuations that have affected the market prices for many rapidly expanding companies. These fluctuations often have been unrelated to the operating performance of those companies. Broad market fluctuations and other factors may adversely affect the market price of our common stock. If the market price of our common stock experiences significant market volatility, some stockholders may file a class action lawsuit. We could incur substantial legal costs and our management's attention could be diverted to defend this type of litigation, even if we are ultimately successful in our defense. Declines in the market price of our common stock also could adversely affect employee morale, our ability to attract and retain qualified employees and our access to additional capital. All of these factors could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the offering hereunder. All expenses of registration incurred in connection with this offering are being borne us, but all selling and other expenses incurred by the individual selling stockholders will be borne by such selling stockholders.

                              SELLING STOCKHOLDERS

         The table below describes the amount of common stock owned by the selling stockholders on March 14, 2001 and the number of shares of common stock the selling stockholders are selling under this prospectus.

                                                                            PERCENTAGE
                           SHARES OWNED        SHARES          SHARES       OF SHARES
                             PRIOR TO         OFFERED       OWNED AFTER    OWNED AFTER
 SELLING STOCKHOLDER      OFFERING(2)(3)       HEREBY        CLOSING(1)     CLOSING(1)
 -------------------      --------------     ----------     -----------    -----------
Frank J. Fertitta III      10,292,910        3,310,540        6,982,370        11.4%

Blake L. Sartini(4)         7,415,461        1,091,344        6,324,117        10.8%

Delise F. Sartini(4)        6,122,016           21,940        6,100,076        10.6%

Lorenzo J. Fertitta         6,594,018          223,500        6,370,518        11.0%

Glenn C. Christenson          843,252          607,067          236,185         0.4%

Scott M Nielson               623,262          454,831          168,431         0.3%

--------
(1)  Based on shares of common stock outstanding as of March 14, 2001.

(2) Of the total number of shares reported in this table, the following are the approximate number of vested options beneficially owned by each individual in the table: Frank J. Fertitta III 3,310,540; Blake L. Sartini 1,091,344; Delise F. Sartini 21,940; Lorenzo J. Fertitta 223,500; Glenn C. Christenson 607,067; Scott M Nielson 454,831.

(3) Unless otherwise indicated in the footnotes to this table and subject to the community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned.

(4) Reflects beneficial ownership shared by Blake and Delise Sartini. Blake and Delise Sartini do not, however, share beneficial ownership of the vested options reflected in note (2), restricted stock granted to Mr. Sartini and shares of stock owned by family trusts of which Delise Sartini is trustee and thus have different total ownership figures.

                              PLAN OF DISTRIBUTION

         The shares of common stock covered by this prospectus are being registered by us for the account of the selling stockholders.

         The selling stockholders may sell the shares of common stock covered by this prospectus, and options related thereto, in one or more transactions (which may involve one or more block transactions) on the New York Stock Exchange, in sales occurring in the public market off such system, in privately negotiated transactions or in a combination of such transactions. Each such sale may be made either at market prices prevailing at the time of such sale or at negotiated prices. The selling stockholders may sell some or all of the shares, or options related to such shares, in transactions involving broker-dealers, who may act as agent or acquire the shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). The registered stockholders will pay usual and customary brokerage fees. Broker-dealers may agree with the registered stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principals any unsold shares at the price required to fulfill the respective broker-dealer's commitment to the selling stockholders. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions.

         To our knowledge, there is currently no agreement with any broker or dealer respecting the sale of the shares offered hereby. Upon the sale of any such shares, the selling stockholders or anyone effecting sales on behalf of the selling stockholders may be deemed an underwriter, as that term is defined under the 1933 Act. We will pay all expenses of preparing and reproducing this prospectus, but will not receive the proceeds from sales by the selling stockholders.

         We are bearing all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the registered stockholders or other party selling such shares. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                              AVAILABLE INFORMATION

         We have filed a registration statement, of which this prospectus is a part, and related exhibits with the SEC pursuant to the Securities Act. The registration statement contains additional information about Station Casinos, Inc., and our common stock.

         We also file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at HTTP://WWW.SEC.GOV.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus may update documents previously filed with the SEC, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

(1)  Our latest Annual Report on Form 10-K for the year ended December 31, 2001;

(2)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

(3)  Our Definitive Proxy Statement on Schedule 14A dated April 16, 2001;

(4) Our Current Reports on Form 8-K dated January 4, 2001, January 9, 2001 and January 25, 2001.

(5) The description of our common stock, which is registered under section 12 of the Exchange Act, contained in our registration statement on Form S-1, including any amendment or report filed for the purpose of updating such description.

         All reports and documents filed by us pursuant to section 13, 14 or 15(d) of the Exchange Act, after the date of this prospectus will become a part of this prospectus. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

You may request free copies of any of the documents incorporated by reference into the prospectus that are not delivered with the prospectus by writing or telephoning us at the following address:

        Station Casinos, Inc.
        2411 West Sahara Avenue
        Las Vegas, Nevada 89102
        Attention:  Secretary
        (702) 367-2411

                                   SIGNATURES

         Pursuant to the requirement of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on May 16, 2001.

                                       STATION CASINOS, INC.

                                       By: /s/ FRANK J. FERTITTA III
                                           --------------------------------
                                           Frank J. Fertitta III
                                           Chairman of the Board and
                                           Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ FRANK J. FERTITTA III                                            May 16, 2001
--------------------------------------------
Frank J. Fertitta, Chairman Of the Board
and Chief Executive Officer
(Principal Executive Officer)


/s/ LORENZO J. FERTITTA                                              May 16, 2001
--------------------------------------------
Lorenzo J. Fertitta, President
and Director


/s/ GLENN C. CHRISTENSON                                             May 16, 2001
--------------------------------------------
Glenn C. Christenson, Executive
Vice President, Chief Financial
Officer, Chief Administrative
Officer, Treasurer and Director
(Principal Financial and Accounting
Officer)


/s/ BLAKE L. SARTINI                                                 May 16, 2001
--------------------------------------------
Blake L. Sartini, Executive Vice
President, Chief Operating Officer
and Director

                                                                     May __, 2001
--------------------------------------------
R. Hal Dean, Director

                                                                     May __, 2001
--------------------------------------------
Lowell H. Lebermann, Jr., Director

/s/ DELISE F. SARTINI                                               May 16, 2001
--------------------------------------------
Delise F. Sartini, Director

                                                                    May __, 2001
--------------------------------------------
James E. Nave, Director


                                      II-2